Exhibit 99.1

REPARE THERAPEUTICS INC.

STOCK OPTION GRANT NOTICE

(NONSTATUTORY STOCK OPTION GRANTED OUTSIDE OF THE 2020 EQUITY INCENTIVE PLAN)

Repare Therapeutics Inc. (the “Company”) hereby grants to Optionholder an option to purchase the number of the Company’s Common Shares set forth below. This option is granted outside of the Company’s 2020 Equity Incentive Plan (the “Plan”), but shall be subject to all of the terms and conditions of the Plan (as if it had been granted pursuant to the Plan), and shall be subject to all of the terms and conditions of this Stock Option Grant Notice and the Option Agreement, both of which, along with the Plan and the Notice of Exercise, are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this Stock Option Grant Notice and the Plan, the terms of the Plan will control. This option is granted in compliance with NASDAQ Listing Rule 5635(c)(4) as a material inducement to Optionholder entering into employment with the Company.

Optionholder:	Daniel Belanger

Date of Grant:	May 18, 2023

Vesting Commencement Date:	May 9, 2023

Number of Common Shares Subject to Option:	240,000

Exercise Price (per share):	$9.83 USD

Total Exercise Price:	$2,359,200 USD

Expiration Date:	May 9, 2033

Type of Grant: Nonstatutory Stock Option

Exercise Schedule: Same as Vesting Schedule

Vesting Schedule: Subject to Optionholder’s Continuous Service as of each such date.

Vest Schedule – Options
Vest Date	Vest Quantity
09-May-2024	60,000
09-Jun-2024	5,000
09-Jul-2024	5,000
09-Aug-2024	5,000
09-Sep-2024	5,000
09-Oct-2024	5,000
09-Nov-2024	5,000
09-Dec-2024	5,000
09-Jan-2025	5,000
09-Feb-2025	5,000
09-Mar-2025	5,000
09-Apr-2025	5,000
09-May-2025	5,000
09-Jun-2025	5,000
09-Jul-2025	5,000
09-Aug-2025	5,000
09-Sep-2025	5,000
09-Oct-2025	5,000
09-Nov-2025	5,000
09-Dec-2025	5,000
09-Jan-2026	5,000
09-Feb-2026	5,000
09-Mar-2026	5,000
09-Apr-2026	5,000
09-May-2026	5,000
09-Jun-2026	5,000
09-Jul-2026	5,000
09-Aug-2026	5,000
09-Sep-2026	5,000
09-Oct-2026	5,000
09-Nov-2026	5,000
09-Dec-2026	5,000
09-Jan-2027	5,000
09-Feb-2027	5,000
09-Mar-2027	5,000
09-Apr-2027	5,000
09-May-2027	5,000
240,000

1.

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒ By cash, check, bank draft or money order payable to the Company

☒ Pursuant to a Regulation T Program if the shares are publicly traded

☒ Subject to the Company’s consent at the time of exercise, by a “net exercise” or “net surrender” arrangement

2

Additional Terms/Acknowledgements: Optionholder acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement and the Plan. Optionholder acknowledges and agrees that this Stock Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in the Plan. Optionholder further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Optionholder and the Company regarding this option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of, if applicable, (i) equity awards previously granted and delivered to Optionholder, (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law and (iii) any written employment or severance arrangement or other written agreement entered into between the Company and Optionholder specifying the terms that should govern this option upon the terms and conditions set forth therein.

By accepting this option, Optionholder acknowledges having received and read the Stock Option Grant Notice, the Option Agreement and the Plan and agrees to all of the terms and conditions set forth in these documents. Optionholder consents to receive Plan and any other related documents by electronic delivery through an on-line or electronic system established and maintained by the Company or another third party designated by the Company. Optionholder acknowledges and agrees that all information (including personal information) provided to the Company or an Affiliate in order to administer this option may be disclosed to third parties (including persons located in jurisdictions other than the Optionholder’s jurisdiction of residence) and may be disclosed to such persons, in connection with the administration of this option.

REPARE THERAPEUTICS INC.	OPTIONHOLDER:

By: /s/ Steve Forte	/s/ Daniel Belanger
Steve Forte	Daniel Belanger
Title: EVP & CFO	Date: May 29, 2023
Date: May 18, 2023

ATTACHMENTS: Option Agreement, 2020 Equity Incentive Plan and Notice of Exercise

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ATTACHMENT I

REPARE THERAPEUTICS INC.

OPTION AGREEMENT

(NONSTATUTORY STOCK OPTION GRANTED OUTSIDE OF THE 2020 EQUITY INCENTIVE PLAN)

Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Option Agreement, Repare Therapeutics Inc. (the “Company”) has granted you an option to purchase the number of shares of the Company’s Common Shares indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). The option shall be a Nonstatutory Stock Option and is granted outside of, but subject to the terms of, the Company’s 2020 Equity Incentive Plan (the “Plan”) and other relevant Plan provisions as if the option had been granted under the plan. If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan. This option is granted in compliance with NASDAQ Listing Rule 5635(c)(4) as a material inducement to you entering into employment with the Company.

The details of your option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1. VESTING. Subject to the provisions contained herein, your option will vest as provided in your Grant Notice. Vesting will cease upon the termination of your Continuous Service (as such date is determined in accordance with Section 6).

2. NUMBER OF SHARES AND EXERCISE PRICE. The number of Common Shares subject to your option and your exercise price per share in your Grant Notice will be adjusted for Capitalization Adjustments.

3. METHOD OF PAYMENT. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) Provided that at the time of exercise the Common Shares are publicly traded, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Shares, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover”.

(b) Subject to the consent of the Company at the time of exercise, by a “net exercise” or “net surrender” arrangement by surrendering to the Company for cancellation a portion of your option with respect to the minimum number of shares with a Fair Market Value equal to the aggregate exercise price and all applicable withholding taxes, provided, however that such tax withholding shall not exceed the maximum statutory tax rate applicable to you. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net surrender” in cash or other permitted form of payment. Common Shares will no longer be outstanding under your option and will not be exercisable thereafter if those shares (i) are surrendered by you to pay the exercise price or applicable tax withholding obligations pursuant to the “net surrender,” and (ii) are delivered to you as a result of such exercise.

4. WHOLE SHARES. You may exercise your option only for whole Common Shares.

5. SECURITIES LAW COMPLIANCE. In no event may you exercise your option unless the Common Shares issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act and would be in compliance with other applicable securities law. The exercise of your option also must comply with all other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

6. TERM. You may not exercise your option before the Date of Grant or after the expiration of the option’s term. The term of your option expires, subject to the provisions of Section 5(h) of the Plan, upon the earliest of the following:

(a) immediately on the date of termination of your Continuous Service for Cause;

(b) three (3) months after the date of termination of your Continuous Service for any reason other than Cause, your Disability or your death (except as otherwise provided in Section 6(d) below); provided, however, that if during any part of such three (3) month period your option is not exercisable solely because of the condition set forth in the section above regarding “Securities Law Compliance,” your option will not expire until the earlier of the Expiration Date or until it has been exercisable for an aggregate period of three (3) months after the date of termination of your Continuous Service; provided further, if during any part of such three (3) month period, the sale of any Common Shares received upon exercise of your option would violate the Company’s insider trading policy, then your option will not expire until the earlier of the Expiration Date or until it has been exercisable for an aggregate period of three (3) months after the date of termination of your Continuous Service during which the sale of the Common Shares received upon exercise of your option would not be in violation of the Company’s insider trading policy. Notwithstanding the foregoing, if (i) you are a Non-Exempt Employee, (ii) your Continuous Service terminates within six (6) months after the Date of Grant, and (iii) you have vested in a portion of your option at the time of your termination of Continuous Service, your option will not expire until the earlier of (x) the later of (A) the date that is seven (7) months after the Date of Grant, and (B) the date that is three (3) months after the date of termination of your Continuous Service, and (y) the Expiration Date;

(c) twelve (12) months after the termination of your Continuous Service due to your Disability (except as otherwise provided in Section 6(d) below);

(d) eighteen (18) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates for any reason other than Cause;

(e) the Expiration Date indicated in your Grant Notice; or

(f) the day before the tenth (10th) anniversary of the Date of Grant.

Notwithstanding anything in the Plan, this Option Agreement or any other agreement between you and the Company or an Affiliate, your Continuous Service will be deemed to have terminated on your last day of actual and active employment with the Company or an Affiliate, whether that day is selected by agreement with you, unilaterally by the Company or the applicable Affiliate or otherwise and whether advance notice (pursuant to contract, civil or common law) is or is not given to you. Without limiting the generality of the foregoing, except if required by applicable employment standards legislation, no period of notice or payment in lieu of notice that follows or is in respect of a period that follows your last day of actual and active employment shall be deemed to extend your period of employment for any purpose, including for the purpose of determining any of your rights or entitlements under the Plan or this Option Agreement. Except as required by applicable employment standards legislation, you will not be entitled to damages or any compensation for any loss or in lieu of receiving any benefit under the Plan or this Option Agreement due to the termination of your employment, including compensation or damages in respect of any option that does not vest or is not awarded as a result of the termination of your employment with the Company or an Affiliate.

7. EXERCISE.

(a) You may exercise the vested portion of your option (and the unvested portion of your option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s Secretary, equity plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your option, (ii) the lapse of any substantial risk of forfeiture to which the Common Shares are subject at the time of exercise, or (iii) the disposition of Common Shares acquired upon such exercise.

(c) By accepting your option you agree that you will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any Common Shares or other securities of the Company held by you, for a period of one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2241 or any successor or similar rules or regulation (the “Lock-Up Period”); provided, however, that nothing contained in this section will prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock-Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your Common Shares until the end of such period. You also agree that any transferee of any Common Shares (or other securities) of the Company held by you will be bound by this Section 7(c). The underwriters of the Company’s shares are intended third party beneficiaries of this Section 7(c) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

8. TRANSFERABILITY. Except as otherwise provided in this Section 8, your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

(a) Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable law) while the option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b) Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by applicable law that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement.

(c) Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this option and receive the Common Shares or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this option and receive, on behalf of your estate, the Common Shares or other consideration resulting from such exercise.

9. OPTION NOT A SERVICE CONTRACT. Your option is not an employment or service contract, and nothing in your option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option will obligate the Company or an Affiliate, their respective shareholders, boards of directors, officers or employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

10. WITHHOLDING OBLIGATIONS.

(a) At the time you exercise your option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, provincial, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b) Upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, you may surrender to the Company for cancellation a portion of your option with an in-the-money value not in excess of the maximum amount of tax permitted to be withheld by law (or such lower amount as may be necessary to avoid classification of your option as a liability for financial accounting purposes).

(c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company will have no obligation to issue a certificate for such Common Shares or release such Common Shares from any escrow provided for herein, if applicable, unless such obligations are satisfied.

11. TAX CONSEQUENCES. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your option or your other compensation. In particular, you acknowledge that, to the extent applicable, this option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per Common Share on the Date of Grant and there is no other impermissible deferral of compensation associated with the option.

12. NOTICES. Any notices provided for in your option or the Plan will be given in writing (including electronically) and will be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to this option by electronic means or to request your consent to receive this option by electronic means. By accepting this option, you consent to receive such documents by electronic delivery through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

13. GOVERNING PLAN DOCUMENT. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of your option and those of the Plan, the provisions of the Plan will control. In addition, your option (and any compensation paid or shares issued under your option) is subject to recoupment in accordance with The Dodd–Frank Wall Street Reform and Consumer Protection Act and any implementing regulations thereunder, any clawback policy adopted by the Company and any compensation recovery policy otherwise required by applicable law.

14. OTHER DOCUMENTS. You hereby acknowledge receipt of and the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Plan prospectus. In addition, you acknowledge receipt of the Company’s policy permitting certain individuals to sell shares only during certain “window” periods and the Company’s insider trading policy, in effect from time to time.

15. EFFECT ON OTHER EMPLOYEE BENEFIT PLANS. The value of this option will not be included as compensation, earnings, salaries, or other similar terms used when calculating your benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

16. VOTING RIGHTS. You will not have voting or any other rights as a shareholder of the Company with respect to the shares to be issued pursuant to this option until such shares are issued to you. Upon such issuance, you will obtain full voting and other rights as a shareholder of the Company. Nothing contained in this option, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between you and the Company or any other person.

17. SEVERABILITY. If all or any part of this Option Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Option Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Option Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

18. MISCELLANEOUS.

(a) The rights and obligations of the Company under your option will be transferable to any one or more persons or entities, and all covenants and agreements hereunder will inure to the benefit of, and be enforceable by the Company’s successors and assigns.

(b) You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your option.

(c) You acknowledge and agree that you have reviewed your option in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your option, and fully understand all provisions of your option.

(d) This Option Agreement will be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(e) All obligations of the Company under the Plan and this Option Agreement will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(f) You acknowledge and agree that acceptance of your option is entirely voluntary and not obligatory and shall not be interpreted as conferring upon you any rights or privileges other than those rights and privileges expressly provided in the Plan and this Option Agreement.

(g) You and the Company have expressly required that this Option Agreement and all documents relating thereto be drafted in the English language. Les parties aux présentes ont expressément exigé que la présente convention et tous les autres documents qui y sont afférents soient rédigés en langue anglaise.